Filed pursuant to Rule 433

Registration No. 333-192518

March 31, 2015

BANC OF CALIFORNIA, INC.

4,000,000 Depositary Shares Each Representing a 1/40th Interest in a Share of

7.375% Non-Cumulative Perpetual Preferred Stock, Series D

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Preferred Stock” in the preliminary prospectus supplement, dated March 30, 2015, to the prospectus dated February 12, 2014.

Issuer:	Banc of California, Inc. (Ticker: BANC), a Maryland corporation (the “Company”)

Principal Amount:	$100,000,000 (4,000,000 Depositary Shares representing an aggregate of 100,000 shares of Preferred Stock)

Dividend Payment Dates:	March 15, June 15, September 15 and December 15 of each year, beginning on June 15, 2015, in each case if declared by the Company’s Board of Directors or any duly authorized committee of the Company’s Board of Directors

Day Count:	30/360

Maturity Date:	Perpetual

Optional Redemption:	The Company may redeem the Preferred Stock (i) in whole or in part, from time to time, on any dividend payment date on or after June 15, 2020, at a redemption price equal to $1,000 per share of Preferred Stock (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends, to but excluding the redemption date or (ii) in whole but not in part, at any time within 90 days following a “regulatory capital treatment event,” as described in the preliminary prospectus supplement, dated March 30, 2015, at a redemption price equal to $1,000 per share of Preferred Stock (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends, to but excluding the redemption date. Neither the holders of the Preferred Stock nor holders of the Depositary Shares will have the right to require redemption or repurchase of the Preferred Stock.

Listing:	The Company has applied to list the Depositary Shares on the New York Stock Exchange (“NYSE”) under the symbol “BANCPRD.” If the application is approved, trading of the Depositary Shares on the NYSE is expected to commence within 30 days after the original issuance date of the Depositary Shares.

Trade Date:	March 31, 2015

Settlement Date:	April 8, 2015 (T+5)

Public Offer Price:	$25 per Depositary Share

Underwriting Discounts and Commissions:	$0.7875 per Depositary Share

Net Proceeds to the Company (before offering expenses):	$96,850,000

CUSIP/ISIN for the Depositary Shares:	05990K882/US05990K8826

Rating:	Neither the Depositary Shares nor the Preferred Stock will be rated by any Nationally Recognized Statistical Rating Organization

Lead Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated UBS Securities LLC

Joint Book-Running Manager:	Keefe, Bruyette & Woods, Inc.

Co-Managers:	Deutsche Bank Securities Inc. Sandler O’Neill & Partners, L.P.

Concurrent Offering:	On March 31, 2015, the Company priced its offering of $175,000,000 of its 5.25% Senior Notes due 2025, with net proceeds (before offering expenses) of $172,812,500.

New Credit Agreement:	On March 30, 2015, the Company entered into a Credit Agreement (the “Credit Agreement”) by and between the Company, as borrower and Wells Fargo Bank, National Association (“Wells Fargo”), pursuant to which Wells Fargo agreed to make advances to the Company from time to time to and including March 28, 2016, in an amount not to exceed $20 million, the proceeds of which are expected to be used for working capital purposes. Interest will accrue on loans under the Credit Agreement at a floating rate equal to a LIBOR rate plus 2.25% or a prime rate, in the discretion of the Company. The Company will pay a commitment fee on unused commitments under the Credit Agreement at a rate of 0.1875% per annum. The loans under the Credit Agreement will be unsecured, unsubordinated obligations of the Company and will not be guaranteed by any subsidiary of the Company.

Risk Factors:

The “Risk Factors” section in the prospectus supplement is hereby amended by adding the following:

The terms of the Company’s and its subsidiaries’ current indebtedness contain, and the terms of their future indebtedness may contain, covenants that restrict the Company and its subsidiaries’ current and future operations, which may limit the Company and its subsidiaries’ ability to engage in activities that may be in our and their interest, and a failure by the Company or its subsidiaries to comply with those covenants may materially adversely affect the business, results of operations and financial condition of the Company and its subsidiaries.

The Credit Agreement contains, and any future indebtedness the Company or any of its subsidiaries may incur may contain, a number of restrictive covenants that may impose significant operating and financial restrictions on the Company’s and/or its subsidiaries’ ability to, among other things: (i) incur or guarantee additional debt; (ii) pay dividends and make other restricted payments and investments; (iii) create or incur certain liens; (iv) make certain loans, acquisitions, advances or investments; (v) engage in sales of assets and subsidiary stock; and (vi) transfer all or substantially all of our assets or enter into merger or consolidation transactions. The 2020 Notes contain, and the Notes will contain, restrictive covenants that, among other things, restrict the Company’s ability and the ability of the Company’s subsidiaries to dispose of or incur liens on the voting stock of certain subsidiaries. In addition, the Credit Agreement contains certain financial covenants applicable to us and our bank subsidiaries (of which we presently have one, Banc of California, N.A.).

The Company’s and its subsidiaries’ existing and future debt covenants may limit the Company’s and its subsidiaries’ ability to engage in activities that may be in the Company’s and its subsidiaries’ long-

term best interests. A failure to comply with the Company’s or its subsidiaries’ debt covenants could result in an event of default that, if not cured or waived, could have a material adverse effect on the business, results of operations and financial condition of the Company and its subsidiaries, on the Company’s ability to pay dividends on the Preferred Stock and on the value of your investment. If the Company or any of its subsidiaries defaults under their respective indebtedness, the Company and its subsidiaries may not be able to borrow additional amounts and the applicable lenders could elect to declare all outstanding borrowings, together with accrued and unpaid interest and fees, to be due and payable, or take other remedial actions. The 2020 Notes contain, the Notes will contain and future indebtedness of the Company and its subsidiaries may contain, cross-default provisions or cross-acceleration provisions, which means that if an event of default occurs under certain material indebtedness, such event of default may trigger an event of default under the Company’s or its subsidiaries’ other indebtedness. If our indebtedness were to be accelerated, we cannot assure you that our assets would be sufficient to repay such indebtedness in full.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, UBS Securities LLC at 1-888-827-7275, or Keefe, Bruyette & Woods, Inc. at 1-800-966-1559.